UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: April 12, 2010
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                 Form 40-F ☐

This Form 6-K consists of the media release which appears immediately following this page.

Media release
UBS pre-announces a Q1 pre-tax profit of at least CHF 2.5 billion
Zurich/Basel, 12 April 2010 — In advance of its Annual General Meeting (AGM) on 14 April, UBS announces that it expects to report a profit before tax of at least CHF 2.5 billion for first quarter 2010.
Net new money outflows in all businesses were substantially lower than in fourth quarter 2009. UBS estimates that net outflows in first quarter 2010 were around CHF 8 billion for Wealth Management & Swiss Bank, CHF 7 billion for Wealth Management Americas and CHF 3 billion for Global Asset Management.
UBS’s financial report for first quarter 2010 will be published on 4 May 2010 as planned. The AGM material is available on www.ubs.com/agm; the speeches of Kaspar Villiger, Chairman of the Board of Directors, and Oswald J. Grübel, Group CEO, will be released on 14 April at 9:15 CET.
UBS
Cautionary Statement Regarding Forward-Looking Statements:
This release contains statements that constitute “forward-looking statements”. While these statements represent UBS’s expectation concerning the development of its business and its first quarter 2010 results, a number of factors, including quarter-end adjustments and accounting determinations, could cause actual results to differ materially from UBS’s expectations. In addition, our future results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those filed with the US Securities and Exchange Commission (SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2009. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Louis Eber

Name: Louis Eber
Title Managing Director

By:	/s/ Sarah M. Starkweather

Name: Sarah M. Starkweather
Title Director
Date: April 12, 2010